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EXHIBIT 2

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003 AND
AS OF DECEMBER 31, 2004 AND 2003

MANAGEMENT'S DISCUSSION AND ANALYSIS

        The following management's discussion and analysis is intended to assist you in better understanding and evaluating material changes in our financial condition and operations for the year ended December 31, 2004, compared to the preceding fiscal year. We recommend that you read this discussion and analysis in conjunction with our consolidated financial statements prepared in accordance with accounting principles generally accepted in Canada, or Canadian GAAP, and the related notes to those financial statements. All dollar amounts in this discussion are in U.S. dollars unless otherwise specified. Unless otherwise indicated, references in this discussion to "we," "our" and "us" are to The Thomson Corporation and its subsidiaries. This management's discussion and analysis contains forward-looking statements. Readers are cautioned that these forward-looking statements are subject to risks and uncertainties, including those identified on page 30 of this management's discussion and analysis and in the "Risk Factors" section of our annual information form, which is also contained in our annual report on Form 40-F. This management's discussion and analysis is dated as of February 22, 2005.

OVERVIEW

Our Business

We are one of the world's leading information services providers to business and professional customers. We generate revenues by supplying our customers with business-critical information, which we make more valuable by adding expert analysis, insight and commentary, and couple it with software tools and applications that our customers can use to search, compare, synthesize and communicate the information. To further enhance our customers' workflows, we increasingly deliver information and services electronically, integrate our solutions with our customers' own data and tailor the delivery of information to meet specific customer needs. As we integrate critical information with analysis, tools and applications, we place greater focus on the way our customers use our content, rather than simply on selling the content itself.

As a global company that provides services in approximately 130 countries, we are affected by the market dynamics, governmental regulations and business conditions for each market and country in which we operate. Our business continues to evolve in conjunction with changes in our customers' workflows. Our customers' increasing desire for information, along with their increasing technological sophistication, has translated into gains in strategically important areas of our businesses such as online information, software and service offerings. However, while we face unique challenges in each of our markets, the European financial market and the IT testing market in the United States in particular have experienced difficult economic conditions and strong competition, which have led to increasing pricing pressures and affected revenue growth.

During the past few years, we have concentrated on driving efficiencies, primarily through leveraging resources, which has helped us increase our profitability and is reflected in our higher profit margins. We also generated significant cash flow from operations, reflecting our strong results and the quality of our earnings.

The following table summarizes selected financial information for 2004 and 2003, including certain metrics that are non-GAAP financial measures. Please see the section below entitled "Use of Non-GAAP Financial Measures" for definitions of these terms and refer to the "Reconciliations" section at the end of this management's discussion and analysis for a reconciliation of these measures to the most directly comparable Canadian GAAP measures.

	Year ended December 31,
(millions of U.S. dollars, except per share amounts)
	2004	2003	Change
Consolidated Statement of Earnings Data:
Revenues	8,098	7,436	9%
Operating profit	1,341	1,174	14%
Earnings attributable to common shares(1)	1,008	877	15%
Basic and diluted earnings per common share(1)	$1.54	$1.34	15%
Consolidated Balance Sheet Data:
Cash and cash equivalents	405	683
Total assets	19,643	18,685
Total liabilities	9,681	9,492
Shareholders' equity	9,962	9,193
Other Data(2):
Adjusted EBITDA	2,247	2,040	10%
Adjusted earnings from continuing operations	805	694	16%
Adjusted earnings per common share from continuing operations	$1.23	$1.06	16%
Net debt	3,718	3,373
Free cash flow	1,123	983

(1)
Results are not directly comparable due to certain one-time items. For more information, please see the "Results of Operations" section of this management's discussion and analysis.

(2)
Non-GAAP financial measures.

We organize our operations into four market groups that are structured on the basis of the customers they serve:

  •
  Thomson Legal & Regulatory is a leading provider of integrated information solutions to legal, tax, accounting, intellectual property, compliance and other business professionals, as well as government agencies. Major brands include Westlaw, Aranzadi, BAR/BRI, Carswell, Checkpoint, Compu-Mark, Creative Solutions, Dialog, Thomson Elite, FindLaw, Gee, IOB, Lawbook, RIA, Sweet & Maxwell and Thomson & Thomson.

  •
  Thomson Learning is a leading provider of tailored learning solutions to colleges, universities, professors, students, libraries, reference centers, government agencies, corporations and professionals. Major brands include Thomson Course Technology, Thomson Delmar Learning, Thomson Gale, Thomson Heinle, Thomson Nelson, Thomson NETg, Thomson Peterson's, Thomson Prometric, Thomson South-Western and Thomson Wadsworth.

  •
  Thomson Financial is a leading provider of products and integration services to financial and technology professionals in the corporate, investment banking, institutional, retail wealth management, and fixed income sectors of the global financial community. Its flagship brand is Thomson ONE. Other major businesses and brands include AutEx, Baseline, BETA Systems, CCBN, Datastream, First Call, I/B/E/S, IFR, Investext, IR Channel, SDC Platinum and TradeWeb.

  •
  Thomson Scientific & Healthcare is a leading provider of information and services to researchers, physicians and other professionals in the healthcare, academic, scientific, corporate and government marketplaces. Major businesses and information solutions include Derwent World Patents Index, Medstat, Micromedex, MicroPatent, PDR (Physicians' Desk Reference), Thomson Pharma, ISI Web of Science and Web of Knowledge, and continuing medical education providers Physicians World and Gardiner-Caldwell.

We also report financial results for a corporate and other reporting category, as well as discontinued operations. The corporate and other category principally includes corporate expenses and costs associated with our stock-related compensation.

We face a changing competitive landscape. Certain of our traditional competitors are trying to follow our solutions strategy and narrow our lead in many areas of technology. But in the years ahead, other competitors could come from outside our traditional competitive set. For instance, Internet service companies could pose a threat to some of our businesses by providing more in-depth offerings. In response to this, we are continuing to move forward aggressively in segmenting our markets and developing solutions tailored to our customers' workflows.

2005 Financial Outlook

We expect full-year 2005 revenue growth to be in line with our long-term target of 7% to 9%, excluding the effects of currency translation. Full-year 2005 revenue growth will continue to be driven by growth from existing businesses and supplemented by tactical acquisitions.

Adjusted EBITDA margins are expected to expand slightly in 2005, reflecting continued operating improvements, partially offset by higher pension costs and corporate expenses.

We also expect to continue to generate strong free cash flow in 2005.

Revenues

The following graphs show the percentage of our 2004 revenues by geography, media and type.

Our revenues are derived from a diverse customer base. In both 2004 and 2003, no single customer accounted for more than 2% of our total revenues.

We segment our revenues geographically by origin of sale in our financial statements. In 2004, 82% of our revenues were from our operations in North America, consistent with that in 2003. In the long-term, we are seeking to increase our revenues from outside North America as a percentage of our overall revenues. We can modify and offer internationally many of the products and services we developed originally for customers in North America without excessive customization or translation. This represents an opportunity for us to earn incremental revenues. For some of the products and services we sell internationally, we incur additional costs to customize our products and services for the local market and this can result in lower margins if we cannot achieve adequate scale. Development of additional products and services and expansion into new geographic markets are integral parts of our growth strategy. While development and expansion present an element of risk, particularly in foreign countries where local knowledge of our products may be lacking, we believe that the quality and brand recognition of our products and services help to mitigate that risk.

We use a variety of media to deliver our products and services to our customers. Increasingly, our customers are seeking products and services delivered electronically and are migrating away from print-based products. We deliver information electronically over the Internet, through dedicated transmission lines, CDs and, more recently, through handheld wireless devices. We expect that electronic, software and services revenues as a percentage of our total revenues will increase slightly in 2005 compared to 2004 as we continue to emphasize electronic delivery, add solution-based and software-based acquisitions to our portfolio, and as markets outside of North America continue to incorporate technology into their workflow. In 2004, electronic, software and services revenues, as a percentage of our total revenues, increased primarily due to acquisitions within our financial group and the continued evolution of customers' preferences towards electronic products and solutions. Electronic delivery of our products and services improves our ability to provide additional products and services to our existing customers and to access new customers around the world.

Approximately 65% of our revenues are generated from subscription or similar contractual arrangements, which we refer to as recurring revenues. Subscription revenues are from sales of products and services that are delivered under a contract over a period of time. Our subscription arrangements are most often for a term of one year, after which they automatically renew or are renewable at our customers' option, and the renewal dates are spread over the course of the year. Because a high proportion of our revenues come from subscription and similar arrangements where our customers contract with us for a period of time, our revenue patterns are generally more stable compared to other business models that sell products in discrete or one-off arrangements. In the case of some of our subscription arrangements, we realize additional fees based upon usage. We recognize revenues from sales of some products, primarily our textbooks, after we estimate customer returns. We sell our textbooks and related products to bookstores on terms that allow them to return the books to us if they are not sold. In 2004, revenues from recurring arrangements remained consistent with that of the prior year at 65% of total revenues. As a result of acquisitions in 2004, we anticipate that this percentage will increase.

Expenses

As an information provider, our most significant expense is labor. Our labor costs include all costs related to our employees, including salaries, bonuses, commissions, benefits and payroll taxes, but do not include costs related to our stock-related compensation. Labor represented approximately 57% of our cost of sales, selling, marketing, general and administrative expenses (operating costs) in 2004 compared to approximately 58% in 2003. No other category of expenses accounted for more than 15% of our operating costs in either 2004 or 2003.

Acquisitions and Dispositions

During 2003 and 2004, we completed 84 acquisitions for an aggregate cost of approximately $1.7 billion through cash outlays and other financing arrangements. Many of these acquisitions were tactical in nature and related to the purchase of information, products or services that we integrated into our operations to broaden the range of our product and service offerings to better serve our customers. This is the key principle that drives our overall acquisition strategy. As alternatives to the development of new products and services, tactical acquisitions often have the advantages of faster integration into our product and service offerings and cost efficiencies. During 2003 and 2004, acquired businesses generated a significant portion of the growth in our total revenues and a lesser portion of the growth in our operating profit. Generally, the businesses that we acquired in 2003 and 2004 have initially had lower margins than our existing businesses. In 2004, our largest acquisitions were Information Holdings Inc. (IHI), a provider of intellectual property and regulatory information, for $445 million, net of cash and cash equivalents received, and TradeWeb, an online trading platform for fixed income securities, for $361 million, net of cash received, plus contingent payments of up to $150 million over the next three years based upon the achievement of certain growth targets. In 2005, we expect that the total amount of cash outlays for acquisitions will decrease from the 2004 level of $1.3 billion.

When integrating acquired businesses, we focus on eliminating cost redundancies and combining the acquired products and services with our existing offerings. We may incur costs, such as severance payments to terminate employees and contract cancellation fees, when we integrate businesses. We include many of these costs in deriving our operating profit.

During 2003 and 2004, we completed 16 dispositions for aggregate consideration of approximately $1.0 billion. While a number of these businesses possessed strong brand equity, loyal customer bases and talented employees, these businesses did not provide the type of synergies that strengthen our core integrated information solutions. The more significant of these dispositions were the sale of our 20% interest in Bell Globemedia Inc., or BGM, in April 2003 for $279 million, the sale of our healthcare magazines in October 2003 for $135 million and the sale of Thomson Media group in October 2004 for gross proceeds of $350 million. The BGM transaction is discussed in the section entitled "Related Party Transactions" and the healthcare magazines and Thomson Media group transactions are discussed in the section entitled "Discontinued Operations."

Seasonality

We typically derive a much greater portion of our operating profit and operating cash flow in the second half of the year as customer buying patterns are concentrated in the second half of the year, particularly in the learning and regulatory markets. Costs are incurred more evenly throughout the year. As a result, our operating margins generally increase as the year progresses, though the seasonality of our overall results between the first and second halves has been reducing over the past several years. For these reasons, it may not be possible to compare the performance of our businesses quarter to consecutive quarter, and our quarterly results should be considered on the basis of results for the whole year or by comparing results in a quarter with the results in the same quarter of the previous year. While we report results quarterly, we view and manage our business from a longer-term perspective.

USE OF NON-GAAP FINANCIAL MEASURES

In addition to our results reported in accordance with Canadian GAAP, we use non-GAAP financial measures as supplemental indicators of our operating performance and financial position. We use these non-GAAP financial measures internally for comparing actual results from one period to another, as well as for future planning purposes. We have historically reported non-GAAP financial results as we believe their use provides more insight into our performance. The following discussion defines the measures that we use and explains why we believe they are useful measures of our performance, including our ability to generate cash flow:

  •
  Adjusted EBITDA. We define adjusted EBITDA as earnings from continuing operations before interest, taxes, depreciation and amortization, net other income (expense) and equity in net losses of associates, net of tax. Because adjusted EBITDA excludes amortization, interest and taxes, it provides a more standard comparison among businesses by eliminating the differences that arise between them due to the manner in which they were acquired or funded. We use the measure as a supplemental cash flow metric as adjusted EBITDA also excludes depreciation and amortization of identifiable intangible assets, which are both non-cash charges. Net other income, which normally includes non-operating items such as gains and losses on sales of investments, is excluded from adjusted EBITDA as this item is not considered relevant to operating performance. Finally, as the results of equity in associates are not directly under our control, we exclude this item from our analysis of current operating performance. We also use adjusted EBITDA margin, which we define as adjusted EBITDA as a percentage of revenues.

  •
  Adjusted operating profit. Adjusted operating profit is defined as operating profit before amortization of identifiable intangible assets. We use this measure for our segments because we do not consider amortization to be a controllable operating cost for purposes of assessing the current performance of our segments. We also use adjusted operating profit margin, which we define as adjusted operating profit as a percentage of revenues.

  •
  Free cash flow. We evaluate our operating performance based on free cash flow, which we define as net cash provided by operating activities less additions to property and equipment, other investing activities and dividends paid on our preference shares. We use free cash flow as a performance measure because it represents cash available to repay debt, pay common dividends and fund new acquisitions.

  •
  Adjusted earnings and adjusted earnings per common share from continuing operations. We measure our earnings attributable to common shares and per share amounts to adjust for non-recurring items, discontinued operations and other items affecting comparability, which we refer to as adjusted earnings from continuing operations and adjusted earnings per common share from continuing operations. We use these measures to assist in comparisons from one period to another. Adjusted earnings per common share from continuing operations do not represent actual earnings per share attributable to shareholders.

  •
  Net debt. We measure our indebtedness including associated hedging instruments (swaps) on our debt less cash and cash equivalents. Given that we hedge some of our debt to reduce risk, we include hedging instruments as a better measure of the total obligation associated with our outstanding debt. We reduce gross indebtedness by cash and cash equivalents on the basis that they could be used to pay down debt.

These and related measures do not have any standardized meaning prescribed by Canadian GAAP and, therefore, are unlikely to be comparable with the calculation of similar measures used by other companies. You should not view these measures as alternatives to operating profit, cash flow from operations, net earnings, total debt or other measures of financial performance calculated in accordance with GAAP. We encourage you to review the reconciliations of these non-GAAP financial measures to the most directly comparable Canadian GAAP measure within this management's discussion and analysis.

RESULTS OF OPERATIONS

The following discussion compares our results in the fiscal years and the three-month periods ended December 31, 2004 and 2003 and provides analyses of results from continuing operations and discontinued operations.

Basis of Analysis

Our results from continuing operations include the performance of acquired businesses from the date of their purchase and exclude results from operations classified as discontinued. Results from operations that qualify as discontinued operations have been reclassified to that category for all periods presented. Please see the section entitled "Discontinued Operations" for a discussion of these operations. In analyzing the results of our operating segments, we measure the performance of existing businesses and the impact of acquired businesses and foreign currency translation. Additionally, our operating segment results represent ongoing businesses, which exclude the results of businesses sold or held for sale that do not qualify as discontinued operations, i.e., disposals. The principal businesses included in disposals were various businesses in our financial market group.

The following table summarizes our consolidated results for the years indicated.

	Year ended December 31,
(millions of U.S. dollars, except per share amounts)
	2004	2003	Change
Revenues	8,098	7,436	9%
Adjusted EBITDA	2,247	2,040	10%
Adjusted EBITDA margin	27.7%	27.4%
Operating profit	1,341	1,174	14%
Operating profit margin	16.6%	15.8%
Net earnings	1,011	865	17%
Earnings attributable to common shares	1,008	877	15%
Earnings per share attributable to common shares	$1.54	$1.34	15%

See the "Reconciliations" section for a reconciliation of the above non-GAAP financial measures to the most directly comparable Canadian GAAP measures.

Revenues. The increase in revenues was primarily attributable to contributions from acquisitions and from growth in existing businesses and, to a lesser extent, the impact of favorable foreign currency translation. Excluding the impact of foreign currency translation, revenues grew 7%. Growth from existing businesses was exhibited by all of our market groups. Contributions from acquisitions were primarily from CCBN and TradeWeb in our financial group and BIOSIS in our scientific and healthcare group.

Operating profit. Operating profit and related margin growth in 2004 reflected the higher revenues from existing businesses, continued efficiency efforts across the corporation and, to a lesser extent, contributions from acquisitions and the favorable impact of foreign currency translation. Included in the results for 2004 were insurance recoveries related to September 11, 2001 of $19 million and a $7 million benefit from an adjustment to accrued expenses related to health insurance claims for active employees. See "Corporate and Other" for further discussion regarding the insurance claims. Results for 2004 also included a benefit for stock appreciation rights of $6 million compared to an expense in the prior year of $7 million. Operating profit growth in 2004 was tempered by a $27 million increase in pension and other defined benefit plans expense compared to the prior year.

Adjusted EBITDA and Adjusted operating profit. Adjusted EBITDA and Adjusted operating profit and related margins increased for the same reasons discussed in the "Operating profit" discussion in the immediately preceding paragraph.

Depreciation and amortization. Depreciation in 2004 increased $33 million, or 6%, compared to the prior year. This increase reflected recent acquisitions and capital expenditures. Amortization increased $7 million, or 3%, compared to the prior year, as increases due to the amortization of newly acquired assets were partially offset by decreases arising from the completion of amortization for certain intangible assets acquired in previous years.

Net other income. In 2004, net other income was $24 million, compared to $74 million in 2003. The 2004 amount primarily consisted of a $35 million gain on the sale of an investment, the receipt of the second settlement payment of $22 million from Skillsoft PLC and a $14 million gain on the sale of a wholly-owned subsidiary, whose only asset consisted of tax losses, to a company controlled by Kenneth R. Thomson (discussed under "Related Party Transactions"). These gains were partially offset by a $53 million loss associated with our early redemption of certain debt securities (discussed in the section entitled "Cash Flows"). In 2003, net other income primarily consisted of a gain on the sale of our 20% interest in BGM (discussed in the section entitled "Related Party Transactions"), and the receipt of the first $22 million settlement payment from Skillsoft.

Net interest expense and other financing costs. Our net interest expense and other financing costs in 2004 decreased 7% compared to 2003. This decrease in net interest expense and other financing costs reflected lower average levels of outstanding net debt and lower interest rates in 2004 compared with 2003. Included in net interest expense and other financing costs in 2004 was a net benefit of $1 million related to new accounting guidance on derivatives. See the section entitled "Accounting Changes" for more information.

Income taxes. Our income tax expense in 2004 represented 23.6% of our earnings from continuing operations before income taxes and our proportionate share of losses on investments accounted for using the equity method of accounting. This compares with an equivalent effective rate of 15.1% in 2003. Included in the 2004 income tax provision was a benefit resulting from the release of a valuation allowance of $41 million related to new legislation in the United Kingdom. In 2003, the income tax provision included a benefit of $64 million principally related to the release of tax contingencies in the United Kingdom associated with a favorable tax settlement.

Our effective income tax rates in 2004 and 2003 were lower than the Canadian corporate income tax rate of 36.0% and 36.6%, respectively, due principally to the lower tax rates and differing tax rules applicable to certain of our operating and financing subsidiaries outside Canada. Specifically, while we generate revenues in numerous jurisdictions, the tax provision on earnings is computed after taking account of intercompany interest and other charges among our subsidiaries resulting from their capital structure and from the various jurisdictions in which operations, technology and content assets are owned. For these reasons, our effective tax rate differs substantially from the Canadian corporate tax rate. In 2005, our businesses expect to continue with initiatives to consolidate the ownership of their technology platforms and content and we expect that a proportion of our profits will continue to be taxed at lower rates than the Canadian statutory tax rate. Therefore, we expect our effective tax rate in 2005 to approximate the 2004 rate of 23.6%. Our effective tax rate and our cash tax cost depend on the laws of numerous countries and the provisions of multiple income tax conventions between various countries in which we operate. Our ability to maintain our effective rate at levels similar to those in 2004 will be dependent upon such laws and conventions remaining unchanged as well as the geographic mix of our profits. We are not aware of any significant changes in existing laws or conventions at this time that would cause our effective tax rate to increase.

The balance of our valuation allowance against our deferred tax assets at December 31, 2004 was $408 million compared to $440 million at December 31, 2003. The net movement in the valuation allowance from 2003 to 2004 primarily relates to:

  •
  Reversals related to UK losses and tax credit carryforwards which are now considered more likely than not to be used due to changes in tax laws; lower required allowances against Canadian losses which, while still fully provided against, are first offset by deferred tax liabilities which increased in 2004 from the revaluation of debt and currency swaps; and reversals due to the sale of Canadian net operating losses which previously had full valuation allowances offsetting the related assets (see the section entitled "Related Party Transactions" for further discussion).

  •
  Additions from Canadian losses sustained in 2004; certain tax losses arising on the disposal of businesses; and the impact of currency translation.

We maintain a liability for contingencies associated with known issues under discussion with tax authorities and transactions yet to be settled and we regularly assess the adequacy of this liability. We record liabilities for known tax contingencies when, in the judgment of management, it is probable that a liability has been incurred. We reverse contingencies to income in the period when management assesses that they are no longer required or, when they become no longer required as a result of statute or resolution through the normal tax audit process. Our contingency reserves principally comprise possible issues for the years 2001 to 2004. It is anticipated that these reserves will either result in a cash payment or be reversed to income between 2005 and 2009. In particular, the outcome of audits currently underway may result in the release of a significant part of such reserves in 2005, in which case our 2005 effective tax rate would be less than our 2004 effective tax rate.

In the normal course of business, we enter into numerous intercompany transactions related to the sharing of data and technology. The tax rules governing such transactions are complex and depend on numerous assumptions. At this time, we believe that it is not probable that any such transactions will result in additional tax liabilities, and therefore we have not established contingencies related to these items. However, because of the volume and complexity of such transactions, it is possible that at some future date an additional liability could result from audits by the relevant taxing authorities.

Equity in net losses of associates, net of tax. Equity in net losses of associates, net of tax, includes our proportionate share of net losses of investments accounted for using the equity method. In 2004, equity in net losses of associates, net of tax, improved compared to the prior year due to the performance of equity method investees.

Earnings attributable to common shares and earnings per common share. Earnings attributable to common shares were $1,008 million in 2004 compared to $877 million in 2003. Earnings per common share were $1.54 in 2004 compared to $1.34 in 2003. The increases in reported earnings and earnings per common share were largely the result of higher operating profit and gains on the sales of discontinued operations. However, these results are not directly comparable because of certain one-time items, as well as the variability in discontinued operations due to the timing of dispositions.

The following table presents a summary of our earnings and our earnings per common share from continuing operations for the periods indicated, after adjusting for items affecting comparability in both years.

	Twelve months ended December 31,
(millions of U.S. dollars, except per common share amounts)
	2004	2003
Earnings attributable to common shares	1,008	877
Adjustments for one-time items:
Net other income	(24)	(74)
Tax on above item	10	8
Release of tax credits	(41)	(64)
Net gain on redemption of Series V preference shares	—	(21)
Discontinued operations	(148)	(32)

Adjusted earnings from continuing operations attributable to common shares	805	694

Adjusted earnings per common share from continuing operations	$1.23	$1.06

        On a comparable basis, our adjusted earnings from continuing operations for 2004 increased, largely as a result of higher operating profit stemming from higher revenues and improved operating efficiencies. These results also reflected benefits from insurance recoveries, stock appreciation rights and an accrual adjustment associated with health insurance claims for active employees, as well as lower net interest expense, offset by higher pension and other benefit plans expense and a higher effective tax rate.

Operating Results by Business Segment

See the "Reconciliations" section for a reconciliation of the non-GAAP financial measures to the most directly comparable Canadian GAAP measures.

Thomson Legal & Regulatory

	Year ended December 31,
(millions of U.S. dollars)
	2004	2003	Change
Revenues	3,393	3,138	8%
Adjusted EBITDA	1,085	979	11%
Adjusted EBITDA margin	32.0%	31.2%
Adjusted operating profit	882	797	11%
Adjusted operating profit margin	26.0%	25.4%

In 2004, revenues for Thomson Legal & Regulatory increased 8%. Excluding the impact of foreign currency translation, revenues increased 6%. The increase was primarily driven by higher revenues from existing businesses with strong performances by Westlaw, Checkpoint, the International online services, FindLaw and our legal education business. This revenue growth was offset, in part, by continued weakness in the news and business information sector, which experienced a decline in transactional activity. Revenue from print and CD products decreased from that of the prior year as customers continue to migrate towards our online solutions. Growth attributable to newly acquired businesses had a smaller impact in 2004 and was principally attributable to Thomson Elite, which we acquired in May 2003.

In 2004, North American Westlaw revenue experienced growth in all of its major market segments: law firm, government, corporate and academic. Outside of North America, Westlaw revenues increased particularly in Europe and the Asia-Pacific region. The North American tax and accounting businesses experienced higher revenues in 2004, led by the Checkpoint online service and higher tax software sales. Revenue from our legal education business also increased in 2004 primarily due to higher enrollments. Finally, FindLaw revenue increased as a result of continued strong new sales performance and the benefit of acquisitions.

The growth in adjusted EBITDA and adjusted operating profit in 2004 resulted from the revenue growth described above. The increase in the corresponding margins was attributable to this revenue growth and the impact of improved operating efficiencies.

Growth in the overall legal information market remains modest but steady. We expect that customer spending on print and CD products will continue to decline, but will be more than offset by growth in spending for online products and integrated information offerings such as Westlaw Litigator. The impact of Sarbanes-Oxley Act requirements has significantly affected the accounting labor market, increasing the demand for compliance information and software and for labor saving and outsourcing solutions. In this environment, we anticipate continued strong demand for our tax and accounting compliance products and outsourcing solutions.

Thomson Learning

	Year ended December 31,
(millions of U.S. dollars)
	2004	2003	Change
Revenues	2,174	2,052	6%
Adjusted EBITDA	521	520	0%
Adjusted EBITDA margin	24.0%	25.3%
Adjusted operating profit	327	336	(3%	)
Adjusted operating profit margin	15.0%	16.4%

Revenues for Thomson Learning increased 6% in 2004 compared to the prior year. Excluding the impact of foreign currency translation, revenues increased 4%. This increase was attributable to both acquired businesses and growth from existing businesses.

In the Academic group, revenues increased primarily due to higher sales in our international markets, driven by growth in our English language training business. In higher education, overall textbook sales increased largely as a result of custom product offerings. However, growth in other offerings was tempered and return levels increased, particularly in the United States, as students seek alternate sources for their course materials to address pricing concerns. To minimize the impact of supply from alternate sources, our higher education businesses focused on shifting demand for older editions to customized or specialized products and services only available from the original publisher. Revenues in 2004 from our library reference business increased slightly compared to the prior year as increased sales of electronic products more than offset declines in print offerings. An accelerated migration of collections to electronic products reflected state government budget constraints, which have impacted the funds that libraries have to spend on multiple media formats of reference material.

Lifelong Learning's revenues increased primarily due to growth in the government and professional testing offerings, sales in the vocational and career markets, and the impact of acquired businesses. Growth was moderated by the expiration in the fourth quarter of 2004 of a significant e-testing government contract in the United Kingdom, for which a subsequent contract was awarded to a business headquartered in the United Kingdom. The competitive environment and ongoing corporate budget constraints in the corporate e-training and information technology markets continued to limit growth for our businesses in these segments in 2004.

In 2004, adjusted EBITDA, adjusted operating profit and the related margins were impacted by restructuring costs of $9 million which were recorded in the fourth quarter and were associated with consolidating operations of existing and acquired businesses. Additionally, comparisons with the prior year and the fourth quarter were affected by net credits of $11 million recorded in the fourth quarter of 2003. The net credits of $11 million were comprised of a $27 million benefit largely related to the reversal of incentive accruals, partially offset by $16 million of charges related to severance and lease termination costs. Excluding these items, the adjusted EBITDA and adjusted operating profit margins declined slightly due to additional product and market investments and the impact of acquired businesses that have lower initial margins.

Education has become a lifelong pursuit in a global knowledge-based economy, and we expect to benefit from this growing trend. Technology will continue to transform the learning market and allow us to deliver high-value solutions designed to meet customer needs. For example, we are currently collaborating with professors, students and institutions to design, build and deliver new instructional solutions that leverage our content, media assets, test banks, applications and expertise, which we expect will improve instructors' productivity and students' learning efficiency. However, in the short term, we anticipate that tough competition in the corporate training market will depress the prices of our offerings in businesses in that market. Additionally, as electronic offerings continue to grow as a percentage of total revenues, we expect that, over time, the dramatic seasonal swings in our revenues from quarter to quarter will lessen. However, since revenues from electronic offerings are generally recognized in equal installments over a period of time, as opposed to all at once on the sale of a print product, our reported revenue growth may be tempered as this transition occurs.

Thomson Financial

	Year ended December 31,
(millions of U.S. dollars)
	2004	2003	Change
Revenues	1,734	1,510	15%
Adjusted EBITDA	480	403	19%
Adjusted EBITDA margin	27.7%	26.7%
Adjusted operating profit	298	228	31%
Adjusted operating profit margin	17.2%	15.1%

Revenues for Thomson Financial increased 15% over those of the prior year. Excluding the impact of foreign currency translation, revenues increased 12%. This increase was primarily due to the impact of acquired businesses, including CCBN and TradeWeb, but also reflected growth from existing businesses. Revenues from existing businesses in the United States increased in 2004 as a result of new sales and higher usage and transaction revenues. Thomson ONE workstations increased 56% for the twelve-month period, due to user migration from legacy products and new client wins. In 2004, European revenues from existing businesses declined compared with the prior year due to difficult market conditions. European market conditions began to exhibit certain positive trends in 2004, but continued to lag the improvements being exhibited in the United States. Many of our customers responded to these difficult market conditions by tightening their capital spending and budgets, which in turn led to some product cancellations and pressure on our pricing.

Adjusted EBITDA and adjusted operating profit increased due to the increase in revenues. Included in both adjusted EBITDA and adjusted operating profit were insurance recoveries related to September 11, 2001 of $19 million in 2004 and $4 million in 2003. Excluding the insurance recoveries related to September 11, 2001 in both the current and prior year, the adjusted EBITDA margin in 2004 was consistent with that of the prior year as increases in operating efficiency were offset by acquisition-related expenses and investments for our online news service and a data center, as well as higher data costs. The adjusted operating margin increased as a result of lower depreciation, as a percentage of revenues, due to the timing of capital spending.

We anticipate mixed market conditions in 2005, with the North American market expected to achieve the highest growth, Europe to continue lagging behind North America, and Asia to be essentially flat. We expect limited growth in technology investments by our customers and continued pressure on pricing. Revenue growth is anticipated as a result of the full year impact of acquisitions made in 2004 and from existing businesses, especially those associated with transactional activity.

Thomson Scientific & Healthcare

	Year ended December 31,
(millions of U.S. dollars)
	2004	2003	Change
Revenues	836	760	10%
Adjusted EBITDA	251	217	16%
Adjusted EBITDA margin	30.0%	28.6%
Adjusted operating profit	222	186	19%
Adjusted operating profit margin	26.6%	24.5%

Revenues for Thomson Scientific & Healthcare increased 10% compared to the prior year. Excluding the impact of foreign currency translation, revenues increased 7%. This increase was attributable to higher revenues from existing businesses and contributions from acquired companies, primarily BIOSIS, a provider of databases and services for life sciences research acquired in January 2004. Revenue growth benefited from higher subscription revenues for the ISI Web of Science, Web of Knowledge and the Micromedex electronic product portfolio, as well as increased customer spending for healthcare decision support products. These increases reflect continuing investments by our customers in basic research and drug development and the increasing demand for healthcare point-of-care and management information solutions.

The increases in adjusted EBITDA, adjusted operating profit and the corresponding margins compared to the prior year reflected the higher 2004 revenues and effective integration and cost management efforts.

In November 2004, we completed our acquisition of IHI for $445 million, net of cash and cash equivalents received. IHI provides intellectual property and regulatory information to the scientific, legal, and corporate markets. This acquisition will allow our scientific and healthcare group to offer our pharmaceutical and corporate customers a significantly broader range of intellectual property and drug development workflow solutions.

We believe that demand for scientific information will continue to grow because scientific research and development funding are considered to be necessary, not discretionary, expenditures for our customers. Within the healthcare information market, we see a continuation of the trend toward delivering information to physicians and other healthcare professionals at the point of care.

Corporate and Other

Corporate and other expenses were $98 million in 2004, virtually unchanged from the prior year. Increases in expenses for pensions and other defined benefit plans, as well as other corporate expenses, were offset by an accrual reversal related to insurance claims and a benefit associated with stock appreciation rights. A benefit of $7 million resulted from an adjustment to accrued expenses related to health insurance claims for active employees. Results in 2004 also reflected a benefit associated with stock appreciation rights of $6 million compared to an expense of $7 million in 2003.

Discontinued Operations

The following businesses, along with one other small business from Thomson Learning, which was sold in June 2003, are classified as discontinued operations within the consolidated financial statements for all periods presented. None of these businesses was considered fundamental to our integrated information offerings.

In October 2003, we sold our portfolio of healthcare magazines for $135 million and recorded the related post-tax gain of $63 million in the fourth quarter of 2003. The magazines had previously been managed within our scientific and healthcare group.

In February 2004, we sold DBM, a provider of human resource solutions, which had been managed within our learning group. Based on the status of negotiations at December 31, 2003, an impairment charge relating to goodwill of $62 million before income taxes was recorded in the fourth quarter of 2003. We recorded a post-tax gain of $7 million in 2004 related to the completion of the sale.

In the second quarter of 2004, we sold Sheshunoff Information Services Inc., a provider of critical data, compliance and management tools to financial institutions, which had been managed within Thomson Media. Based on estimates of fair value, an impairment charge relating to identifiable intangible assets and goodwill of $24 million before income taxes was recorded in the fourth quarter of 2003 and a charge of $6 million relating to intangible assets was recorded in the first quarter of 2004. We recorded a post-tax gain of $6 million in 2004 related to the completion of the sale.

In November 2004, we sold the Thomson Media group, a provider of largely print-based information products focused on the banking, financial services and related technology markets, for gross proceeds of $350 million. We recorded a post-tax gain on this transaction of $94 million in the fourth quarter of 2004 related to the sale. The results of Thomson Media had previously been reported within our Corporate and other segment.

For more information on these discontinued operations, see Note 6 to our consolidated financial statements.

Return on Invested Capital

We measure our return on invested capital (ROIC) to assess, over the long-term, our ability to create value for our shareholders. Our goal is to show continuous improvement in this return by efficiently and effectively utilizing our capital to invest in areas with high returns and realizing operating efficiencies to further enhance our profitability. ROIC is calculated as the ratio of our adjusted operating profit (including discontinued operations), less cash taxes paid, to our average invested capital (see the "Reconciliations" section for the calculation and a reconciliation to the most directly comparable Canadian GAAP measures). For 2004, our ROIC was 7.6%, a slight increase from 7.4% for the prior year. As assets acquired are recorded at their fair values, this has had the effect of increasing the recorded value of our asset base to be much closer to its fair value, thereby tempering our return. We focus on driving efficiency, increasing our operating profit margin and, in particular, improving free cash flow. We believe that success in these areas is indicative of the long-term capability to improve our ROIC. Since 2000, we have increased our free cash flow at a compounded rate of 39% to $1.1 billion in 2004.

Review of Fourth Quarter Results

The following table summarizes our consolidated results for the fourth quarter of 2004 and 2003.

	Quarter ended December 31,
(millions of U.S. dollars, except per share amounts)
	2004	2003	Change
Revenues	2,327	2,131	9%
Adjusted EBITDA	737	707	4%
Adjusted EBITDA margin	31.7%	33.2%
Operating profit	495	481	3%
Operating profit margin	21.3%	22.6%
Net earnings	438	396	11%
Earnings per share attributable to common shares	$0.67	$0.60	12%

See the "Reconciliations" section for a reconciliation of the above non-GAAP financial measures to the most directly comparable Canadian GAAP measures.

        Revenues.    The increase in revenues for the three-month period ended December 31, 2004 was primarily attributable to contributions from acquisitions and, to a lesser extent, from growth in existing businesses and the impact of favorable foreign currency translation. Excluding the impact of foreign currency translation, revenues grew 8%. Growth from existing businesses was exhibited by our financial, scientific and healthcare, and legal and regulatory groups. Revenues from existing businesses declined in our learning group due to lower sales of print reference products in our library reference group, lower sales of textbooks, and a greater amount of deferred revenue. We are beginning to see more deferred revenue in our learning group arising from a change in our sales mix toward more electronic products, which results in the recognition of revenue over time rather than all at the time of sale. Contributions from acquisitions were primarily from CCBN and TradeWeb in our financial group, BIOSIS and IHI in our scientific and healthcare group, and KnowledgeNet in our learning group.

        Operating profit.    The increase in operating profit for the three months ended December 31, 2004 reflected the higher revenues from existing businesses and contributions from acquisitions. Our operating margin declined in the fourth quarter of 2004 compared to the prior year period primarily as a result of restructuring costs in our learning group and the shift in print shipments to earlier periods in the year in our legal and regulatory group. Additionally, results in the fourth quarter of 2003 for our learning group included net credits associated with the reversal of incentive accruals offset by charges for restructuring activity. See the section entitled "Thomson Learning" for further details.

        Adjusted EBITDA and Adjusted operating profit.    Adjusted EBITDA, adjusted operating profit and related margins for the three months ended December 31, 2004 increased for the same reasons discussed in the "Operating profit" discussion in the immediately preceding paragraph.

        Depreciation and amortization.    Depreciation for the three months ended December 31, 2004 increased $9 million, or 6%, compared to the prior year. Amortization for the three months ended December 31, 2004 increased $7 million, or 10%, compared to the prior year. These increases reflected recent acquisitions and capital expenditures.

        Net other expense.    In the fourth quarter of 2004 and 2003, net other expense was $4 million and $5 million, respectively. The 2004 amount comprised primarily a $35 million gain on the sale of an investment, as well as a $14 million gain on the sale of a wholly-owned subsidiary, whose only asset consisted of tax losses, to a company controlled by Kenneth R. Thomson (see further discussion under "Related Party Transactions"). These gains were offset by a $53 million loss associated with the early redemption of certain debt (discussed in the section entitled "Cash Flows").

        Net interest expense and other financing costs.    Our interest expense for the three months ended December 31, 2004 decreased 2% compared to 2003. This decrease in net interest expense and other financing costs reflected lower interest rates on outstanding net debt in 2004 compared with 2003.

        Income taxes.    Income tax expense for the three-month period ended December 31, 2004 was $119 million, compared to $17 million in the three months ended December 31, 2003. The lower expense in the period ended December 31, 2003 reflected a reduction of our liability for tax contingencies of $64 million, principally arising from a favorable tax settlement in the United Kingdom, as well as a higher recognition of tax attributes. Comparability of both periods was further impacted by a refinement of the calculation by which we allocated estimated full year income tax expense among interim periods in 2004. See the section entitled "Accounting Changes" for more information. Because of the seasonality in our businesses, our interim effective tax rate for a particular quarter is not indicative of our estimated effective tax rate for the full year.

        Equity in net income (loss) of associates, net of tax.    Equity in net income (loss) of associates, net of tax, includes our proportionate share of net income of investments accounted for using the equity method. For the three months ended December 31, 2004, equity in net income of associates, net of tax, improved compared to the prior period due to the performance of equity method investees.

        Earnings attributable to common shares and earnings per common share.    Earnings attributable to common shares were $437 million for the three months ended December 31, 2004 compared to $395 million in the prior year period. Earnings per common share were $0.67 in the three months ended December 31, 2004 compared to $0.60 in the prior year period. The increases in earnings and earnings per common share were primarily due to gains recognized within discontinued operations. However, these results are not directly comparable to those of the prior year because of certain one-time items, a change in our accounting for income taxes for interim periods, and the variability in discontinued operations due to the timing of dispositions.

The following table presents a summary of our earnings and our earnings per common share from continuing operations for the periods indicated, after adjusting for items affecting comparability in both years.

	Three months ended December 31,
(millions of U.S. dollars, except per common share amounts)
	2004	2003
Earnings attributable to common shares	437	395
Adjustments for one-time items:
Net other expense	4	5
Tax on above	(1)	—
Release of tax credits	(6)	(64)
Normalization of tax rate	14	—
Discontinued operations	(124)	2

Adjusted earnings from continuing operations attributable to common shares	324	338

Adjusted earnings per common share from continuing operations	$0.49	$0.52

On a comparable basis, our adjusted earnings from continuing operations decreased as higher operating profit and lower interest expense were offset by higher income tax expense.

LIQUIDITY AND CAPITAL RESOURCES

Financial Position

At December 31, 2004, our total assets were $19,643 million, which represented a 5% increase from the total of $18,685 million at December 31, 2003. This increase was primarily due to the impact of foreign currency translation, an increase in intangible assets arising from acquisitions and an increase in capital expenditures, partly offset by the effect of depreciation and amortization and the sale of our Thomson Media group.

Our total assets by market group as of December 31, 2004 and 2003 were as follows:

The following table presents comparative information related to net debt, which we define as total debt, after accounting for swap arrangements, less cash and cash equivalents; shareholders' equity and the ratio of net debt to shareholders' equity:

	As at December 31,
(millions of U.S. dollars)
	2004	2003
Short-term indebtedness	7	87
Current portion of long-term debt	295	484
Long-term debt	4,013	3,684

Total debt	4,315	4,255
Swaps	(192)	(199)

Total debt after swaps	4,123	4,056
Less: cash and cash equivalents	(405)	(683)

Net debt	3,718	3,373

Shareholders' equity	9,962	9,193

Net debt/equity ratio	0.37:1	0.37:1

The following table displays the changes in our shareholders' equity for the year ended December 31, 2004:

(millions of U.S. dollars)
Balance at December 31, 2003	9,193
Earnings attributable to common shares for the year ended December 31, 2004	1,008
Additions to contributed surplus related to stock incentive and purchase plans	37
Issuance of common shares under stock incentive plans	9
Common share dividend payments	(484)
Change in cumulative translation adjustment	199

Balance at December 31, 2004	9,962

The following table sets forth the ratings that we have received from rating agencies in respect of our outstanding securities.

	Moody's	Standard & Poor's	Dominion Bond Rating Service
Long-term debt	A3	A–	A (low)
Commercial paper	—	—	R-1 (low)
Trend/Outlook	Stable	Stable	Stable

The maturity dates for our long-term debt are well balanced with no significant concentration in any one year. You should be aware that a rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time by the assigning rating organization. We cannot assure you that our credit ratings will not be lowered in the future or that rating agencies will not issue adverse commentaries regarding our securities.

At December 31, 2004, the carrying amounts of our total current liabilities exceeded the carrying amounts of our total current assets because current liabilities include deferred revenue. Deferred revenue does not represent a cash obligation, however, but rather an obligation to perform services or deliver products in the future. The costs to fulfill these obligations are included in our operating costs.

Cash Flow

Our principal sources of liquidity are cash provided by our operations, borrowings under our revolving bank credit facilities and our commercial paper program and the issuance of public debt. Our principal uses of cash have been to finance working capital and debt servicing costs, repay debt, and finance dividend payments, capital expenditures and acquisitions.

        Operating activities.    Cash provided by our operating activities in 2004 was $1,808 million compared to $1,654 million for 2003. The change primarily reflected the increase in adjusted EBITDA from 2004 compared to 2003 and higher voluntary contributions to our pension plans in 2003.

        Investing activities.    Cash used in our investing activities in 2004 was $1,463 million compared to $461 million for 2003. The increased use of cash in 2004 was attributable to greater spending on acquisitions, most notably our purchase of Information Holdings Inc. for $445 million and TradeWeb for $361 million. This was partially offset by an increase in proceeds from the sale of discontinued operations, notably our sale of the Thomson Media group for gross proceeds of $350 million.

Capital expenditures in 2004 increased 9% to $619 million from $568 million in 2003, which represents 7.6% of revenues for both years. Higher capital expenditures in 2004 were incurred primarily at our financial and legal and regulatory groups, and primarily related to initiatives to standardize technology platforms across businesses.

The majority of our capital expenditures is focused on technology-related investments. We make significant investments in technology because it is essential to providing integrated information solutions to our customers and because we intend to maintain the significant competitive advantage we believe we have in this area. Our technology expenditures include spending on computer hardware, software, electronic systems, telecommunications infrastructure and digitization of content. In 2004, approximately 69% of our total capital expenditures was for technology-related investments. Although we can give no assurance that investments in technology will result in an increase in our revenues or a decrease in our operating costs, we expect our technology-related investments to continue at a significant level. We expect our technology-related expenditures in 2005, as a percentage of revenues, to approximate that of 2004 as we continue to migrate a number of our significant online legal and regulatory, learning and financial services onto unified technology platforms and enhance our communication infrastructure.

        Financing activities.    Cash used in our financing activities was $629 million for the year ended December 31, 2004, compared to $1,228 million for the year ended December 31, 2003. The decreased use of cash largely reflected lower common dividends and the redemption of our Series V preference shares in 2003. The lower common dividend payments were primarily due to a special dividend of $279 million paid in April 2003 in connection with the sale of our 20% interest in BGM. The decrease in dividends reinvested was because our principal shareholder, The Woodbridge Company Limited, or Woodbridge, agreed to discontinue its commitment to participate in our dividend reinvestment plan. For more information, see the section entitled "Related Party Transactions" below.

The following table sets forth our common dividend activity. Prior to July 2003, reinvested dividends related primarily to Woodbridge.

	Year ended December 31,
	2004	2003
Regular dividends declared	495	473
Special dividends declared	—	279
Dividends reinvested	(11)	(94)

Dividends paid	484	658

The following describes our significant financing activities from each year.

In November 2004, we redeemed Cdn$1.2 billion (US$0.8 billion) of debt securities and settled all associated currency and interest rate swaps. A loss of $53 million was recorded as a result of these redemptions, primarily related to required premiums paid for early extinguishment and non-cash write-offs of deferred costs. These redemptions were principally financed with two debt offerings that we also completed in November 2004. The offerings included Cdn$300 million of 4.35% notes due December 1, 2009 and Cdn$600 million of 5.20% notes due December 1, 2014. We entered into a swap for the 4.35% notes that converted the obligation to US$246 million at a fixed interest rate of 3.92%. We also entered into three combination currency and interest rate swaps for the 5.20% notes to convert the obligation to US$492 million. The US$492 million obligation pays interest at a fixed rate of 4.88% on US$246 million, 4.75% on US$123 million and a floating rate of interest on the remaining US$123 million.

In July 2004, we repaid Cdn$250 million of 9.15% notes for US$182 million, and repaid US$150 million of private placement debt.

We completed two long-term debt offerings in the second quarter of 2004. In May 2004, we completed an offering of US$250 million of 4.75% global notes due 2010. In June 2004, we completed an offering of Cdn$250 million of 4.50% notes due 2009. We entered into currency swaps to convert the obligation to US$184 million at a floating rate of interest. The net proceeds of $432 million from these offerings were used to repay other indebtedness and for other general corporate purposes.

In August 2003, we completed an offering of $450 million of global unsecured notes, raising approximately $445 million in net proceeds after expenses. The offering included $200 million of 4.25% notes due 2009 and $250 million of 5.25% notes due 2013. We entered into an interest rate swap related to the 4.25% notes to convert the notes from a fixed rate of interest to a floating rate of interest. This interest rate swap was unwound in 2004. We used a portion of the proceeds to redeem $250 million of preferred shares issued to a subsidiary of Woodbridge (which shares previously had been included in "Long-term debt" in our consolidated balance sheet) and used the balance of the proceeds to repay other outstanding indebtedness and for general corporate purposes.

In September 2003, we filed shelf registration statements covering the sale of up to $2 billion in debt securities in the United States and Canada. As of December 31, 2004, $0.8 billion under the registrations remained available. The shelf registrations are valid until October 2005.

In April 2003, we redeemed all 18,000,000 of our outstanding Series V preference shares for $308 million, plus $3 million of associated tax.

        Free cash flow.    The following table sets forth a calculation of our free cash flow for 2004 and 2003:

	Year ended December 31,
(millions of U.S. dollars)
	2004	2003
Net cash provided by operating activities	1,808	1,654
Additions to property and equipment	(619)	(568)
Other investing activities	(60)	(83)
Dividends paid on preference shares	(3)	(11)
Additions to property and equipment of discontinued operations	(3)	(9)

Free cash flow	1,123	983

Our free cash flow for 2004 benefited from increased adjusted EBITDA and lower voluntary pension contributions. Those items, however, were partially offset by higher capital expenditures, higher tax payments due to higher taxable earnings and the timing of accounts receivable collections and receipts of advanced payments from customers.

        Credit facilities and commercial paper program.    As of December 31, 2004, we maintained revolving unsecured credit facilities of $1.56 billion and a commercial paper program authorized to issue up to Cdn$1 billion. Borrowings under our commercial paper program reduce the amount available to us under our credit facilities. At December 31, 2004, our credit lines and related activity were as follows:

(millions of U.S. dollars)
Type	Credit Lines	Amount Drawn	Commercial Paper Outstanding	Lines Available
Multi-year	1,040	(70)	—	970
364-day	520	—	—	520

Total	1,560	(70)	—	1,490

Our multi-year facilities currently expire in March 2008. Of our 364-day facilities, $325 million expires in March 2005 and the remaining $195 million expires in September 2005. In March 2005, we intend to finalize amendments to these credit facilities that will extend the multi-year facility maturities to March 2010, increase the aggregate amount of these facilities to $1.60 billion and terminate the 364-day facilities. Our facilities are structured such that, if our long-term debt rating was downgraded by Moody's or Standard & Poor's, our facility fee and borrowing costs under our existing multi-year credit facilities may increase, although availability would be unaffected. Conversely, an upgrade in our ratings may reduce our facility fees and borrowing costs.

        Off-Balance Sheet Arrangements, Commitments and Contractual Obligations.    The following table presents a summary of our long-term debt and related currency swap instruments, as well as our off-balance sheet contractual obligations as of December 31, 2004 for the years indicated:

(millions of U.S. dollars)	2005	2006	2007	2008	2009	Thereafter	Total
Long-term debt	295	86	342	835	652	2,098	4,308
Currency swap instruments	—	—	(25)	(69)	(22)	(76)	(192)

Hedged debt	295	86	317	766	630	2,022	4,116
Operating lease payments	200	172	148	112	92	340	1,064
Unconditional purchase obligations	82	40	16	12	11	1	162
Capital commitments to investees	10	—	—	—	—	—	10

Total	587	298	481	890	733	2,363	5,352

We have entered into operating leases in the ordinary course of business, primarily for real property and equipment. Payments for these leases are contractual obligations as scheduled per each agreement. With certain leases, we guarantee a portion of the residual value loss, if any, incurred by the lessors in disposing of the assets, or to restore a property to a specified condition after completion of the lease period. With certain real property leases, we guarantee the rental obligations of some of our subsidiaries that are tenants. We believe, based upon current facts and circumstances, that a material payment pursuant to such guarantees is remote.

We have various unconditional purchase obligations. These obligations are for materials, supplies and services incident to the ordinary conduct of business.

We have obligations to pay additional consideration for prior acquisitions, typically based upon performance measures contractually agreed to at the time of purchase. In connection with the acquisition of TradeWeb in 2004, we are obligated for contingent consideration up to $150 million over the next three years if certain performance measures are achieved. The contingent consideration associated with TradeWeb is the largest for which the company may become liable. We do not believe that additional payments in connection with other transactions would have a material impact on our financial statements. Additionally, we have capital commitments to investees of $10 million, which are payable upon demand.

In certain disposition agreements, we guarantee to the purchaser the recoverability of certain assets or limits on certain liabilities. We believe, based upon current facts and circumstances, that the likelihood of a material payment pursuant to such guarantees is remote.

We guarantee certain obligations of our subsidiaries, including borrowings by our subsidiaries under our revolving credit facilities. These guarantees generally require that we maintain a minimum amount of share capital and retained earnings and that our net debt-to-equity ratio not exceed 2.0:1.

Other than as described above, we do not engage in any off-balance sheet financing arrangements. In particular, we do not have any interests in unconsolidated special-purpose or structured finance entities.

For the foreseeable future, we believe that cash from our operations and available credit facilities are sufficient to fund our future cash dividends, debt service, projected capital expenditures and acquisitions that we pursue in the normal course of business.

        Contingencies.    In October 2004, our financial group received a subpoena from the U.S. Securities and Exchange Commission (SEC) for certain documents related to the operations of its Capital Markets Intelligence (CMI) business. CMI is one of several companies providing market intelligence services. CMI collects stock ownership data solely as an appointed agent of its public company clients seeking a better understanding of their institutional shareholder base. In 2004, approximately $34 million of our financial group's CMI revenues were related to the identification of institutional investors for its clients. We are cooperating fully with the SEC. At this time, we do not anticipate that the outcome of this matter will have a material adverse impact to our financial condition.

In January 2005, we became aware of an inquiry by the Serious Fraud Office (SFO) in the United Kingdom regarding the refund practices relating to certain duplicate subscription payments made by some of our customers in our Sweet & Maxwell and Gee businesses in the United Kingdom. We are cooperating fully with the authorities in their inquiry. At this time, we do not anticipate that the outcome of this matter will have a material adverse impact to our financial condition.

Income tax contingencies are outlined in the income tax expense discussion of the section entitled "Results of Operations."

Market Risks

Our consolidated financial statements are expressed in U.S. dollars but a portion of our business is conducted in currencies other than U.S. dollars. Changes in the exchange rates for such currencies into U.S. dollars can increase or decrease our revenues, earnings and the carrying values of our assets and liabilities in our consolidated balance sheet. Changes in exchange rates between 2003 and 2004 increased our revenues by approximately 2%. The translation effects of changes in exchange rates in our consolidated balance sheet are recorded within the cumulative translation adjustment component of our shareholders' equity. In 2004, we recorded cumulative translation gains of $199 million, reflecting changes in exchange rates of various currencies compared to the U.S. dollar.

We use derivative instruments only to reduce our foreign currency and interest rate exposures. In particular, when we borrow money in currencies other than the U.S. dollar, we generally enter into currency swap arrangements to effectively convert our obligations into U.S. dollars. All such swap arrangements are entered into only with counterparties that are investment-grade financial institutions. At December 31, 2004, 98% of our indebtedness was denominated in U.S. dollars or had been swapped into U.S. dollar obligations.

At December 31, 2004, after taking into account swap agreements, 83% of our total debt was at fixed rates of interest and the remainder was at floating rates of interest. Based upon these levels, a 100 basis point change in floating interest rates would increase or decrease our full-year interest expense by approximately $7 million.

Set out below are the U.S. dollar equivalents of our local currency revenues and operating profit for the year ended December 31, 2004. Based on our 2004 results of operations, a 10% change in the average exchange rate for each of these currencies into U.S. dollars would increase or decrease our full year revenues and operating profit by the following amounts:

(millions of U.S. dollars)
Currency	Revenues as reported	Impact on revenues	Operating profit as reported	Impact on operating profit
U.S. dollar	6,443	—	1,181	—
British pound sterling	728	73	54	5
Canadian dollar	259	26	37	4
Euro	238	24	40	4
Australian dollar	164	16	15	2
Other	266	27	14	1

Total	8,098	166	1,341	16

In addition to exposing us to changes in foreign currency exchange rates and interest rates, operating in foreign countries subjects us to certain risks that are inherent in doing business in certain jurisdictions outside North America, including difficulties in penetrating new markets, exposure to varying legal standards in other jurisdictions and potential instability of international economies and governments.

RELATED PARTY TRANSACTIONS

As at February 22, 2004, Kenneth R. Thomson, through Woodbridge and its affiliates, controlled approximately 69% of our common shares. Mr. Thomson is a member of our board of directors.

In the normal course of business, a Woodbridge-owned company rents office space from one of our subsidiaries. Additionally, a number of our subsidiaries charge a Woodbridge-owned company fees for various administrative services. In 2004 and 2003, the total amounts charged to Woodbridge for these rentals and services were approximately $3 million and $2 million, respectively. Additionally, in 2004 and 2003 we paid one of our directors, Mr. J.A. Tory, $80,000 and $89,000, respectively, for advisory services in connection with our long-term tax and capital strategies.

The employees of Jane's Information Group, a business we sold to Woodbridge in April 2001, continue to participate in our United States and United Kingdom pension plans as well as the defined contribution plan in the United States. For the pension plans, the liability associated with the active employees of Jane's as of the date of sale was assumed by Woodbridge as part of its purchase. Jane's makes proportional contributions to these pension plans as required, and makes matching contributions in accordance with the provisions of the defined contribution plan.

In February 2005, we entered into a contract with Hewitt Associates Inc. to outsource certain human resources administrative functions in order to improve operating and cost efficiencies. Under the terms of the contract, we expect to pay Hewitt an aggregate of $115 million over five years. Mr. Denning, one of our directors and chairman of our Human Resources Committee, is also a director of Hewitt. Mr. Denning did not participate in negotiations related to the contract and refrained from deliberating and voting on the matter by the Human Resources Committee and the board of directors.

In 2004, we renewed our agreement with Woodbridge that reduces the cost of our directors' and officers' insurance coverage. Under the terms of the agreement, we maintain standard directors' and officers' insurance for any amount up to $90 million with a third party insurance company. Woodbridge indemnifies this insurer for all liability in excess of $15 million but less than $90 million. For its agreement to indemnify the insurer, we pay Woodbridge an annual premium of $750,000, which is less than the premium that the company would have paid for commercial insurance.

In November 2004, we sold our interest in a wholly-owned subsidiary, whose only asset consisted of tax losses, to a company controlled by our controlling shareholder, Kenneth R. Thomson, for $14 million in cash. We had certain Canadian non-capital tax losses that we did not expect to be able to utilize prior to their expiry, and had established valuation allowances against the tax benefit of these losses in prior years. Under Canadian law, certain tax losses may only be transferred to related companies, such as those affiliated with Kenneth R. Thomson. The transaction was recorded at the exchange amount and a gain of $14 million was recorded within "Net other income" within the consolidated statement of earnings and retained earnings. In connection with this transaction, we obtained a tax ruling and Deloitte & Touche LLP, an independent accounting firm retained by our Corporate Governance Committee, provided an opinion based on their experience as professional business valuators that the sale price was not less than the fair market value of the tax losses and represented a reasonable negotiated price between us and the purchaser from a financial point of view. After receiving the recommendation of the Corporate Governance Committee, our board of directors approved the transaction. Directors who were not considered independent because of their positions with Woodbridge refrained from deliberating and voting on the matter at both the committee and board meetings.

In September 2003, we redeemed $250 million of preferred shares issued by a Thomson subsidiary to a subsidiary of Woodbridge. The shares, which were originally issued in February 2001 and exchanged in February 2002 for separate preferred shares in the same face amount, paid a fixed annual dividend of 4.5% and by their original terms were redeemable at the option of either Woodbridge or us beginning February 2006 and annually thereafter. Prior to the redemption, the shares were included within "Long-term debt" in the consolidated balance sheet.

In July 2003, we announced that Woodbridge had agreed to discontinue its commitment to participate in our dividend reinvestment plan (DRIP). Previously, Woodbridge had agreed to reinvest at least 50% of the quarterly dividends received by it and its subsidiaries in common shares through June 2005. All eligible Thomson shareholders including Woodbridge, retain the ability to reinvest their dividends in Thomson stock on a voluntary basis under the DRIP.

In March 2003, we sold our 20% interest in BGM to a company that is owned by the Thomson family for $279 million. Our Board of Directors appointed a committee of independent directors to review the transaction. The committee retained a financial advisor to provide an opinion to us as to the fairness of the transaction to us from a financial point of view. One of our directors is also a director of the parent company of the financial advisor, but was not a member of the committee. In connection with the sale, we paid a special dividend equal to the proceeds received of $0.428 per common share.

EMPLOYEE FUTURE BENEFITS

We sponsor defined benefit plans providing pension and other post-retirement benefits to covered employees. The largest plan consists of a qualified defined benefit pension plan in the United States. Other smaller plans exist primarily in the United Kingdom and Canada. We use a measurement date of September 30 for the majority of these plans.

Management currently estimates that the 2005 cost of employee future benefits will increase by approximately $18 million. The determination of the cost and obligations associated with employee future benefits requires the use of various assumptions, including an expected rate of return on assets and a discount rate to measure obligations. We consult with our actuary regarding the selection of these assumptions each year.

In determining our long-term rate of return assumption for our pension plans, we evaluated historical investment returns, as well as input from investment advisors. For our primary pension plan in the United States, we also consider our actuary's simulation model of expected long-term rates of return assuming our targeted investment portfolio mix. We will reduce our 2005 assumption of the expected rate of return on assets available to fund obligations for our primary pension plan in the United States by 0.25%. While the actual return on plan assets exceeded their expected rate of return in 2004, management nevertheless decided to adopt a more conservative long-term return for this plan. Lowering the expected rate of return on assets for this plan by another 0.25% would increase pension expense by less than $3 million in 2005.

Our discount rate is selected based on a review of current market interest rates of high-quality, fixed-rate debt securities adjusted to reflect the duration of expected future cash outflows for pension benefit payments. In developing the discount rate assumption for our primary pension plan in the United States for 2005, we reviewed the high-grade bond indices published by Moody's and Merrill Lynch as of September 30, 2004, which are based on debt securities with average durations of 10-15 years. The duration of each bond index is shorter than the duration of our expected future cash outflows for the plan, reflecting the younger workforce in our businesses. To appropriately reflect the timing and amounts of the plan's expected future pension benefit payments, our actuary analyzed market data and constructed a hypothetical yield curve that represents yields on high quality zero-coupon bonds with durations that mirrored the duration of the expected payment stream of the benefit obligation. The discount rate determined on this basis approximated that of the prior year. Lowering the discount rate by 0.25% would result in an increase in pension expense of approximately $8 million in 2005.

As of December 31, 2004, we had cumulative unrecognized actuarial losses associated with all of our pension plans of $537 million, compared to $574 million at December 31, 2003. The large majority of these losses are a result of the decline in discount rates over the past few years reflecting the overall decline in interest rates primarily in the United States. These amounts also include actuarial gains and losses associated with the difference between our expected and actual returns on plan assets. Actuarial gains and losses are included in the calculation of our annual pension expense subject to the following amortization methodology. Unrecognized actuarial gains or losses are netted with the difference between the market-related value and fair value of plan assets. To the extent this net figure exceeds 10% of the greater of the projected benefit obligation or market-related value of plan assets, it is amortized into pension expense on a straight-line basis over the expected average service life of active participants (approximately 8 years at December 31, 2004). Unrecognized actuarial gains and losses below the 10% corridor are deferred. In applying this amortization method, the estimated pension expense for 2005 includes $34 million of the unrecognized actuarial losses at December 31, 2004.

As of December 31, 2004, the fair value of plan assets for our primary pension plan in the United States represented about 96% of the plan's projected benefit obligation. Given the strong funded status of this plan, we did not make any voluntary contributions in 2004. In the fourth quarter of 2004, we voluntarily contributed $7 million to a benefit plan in the United Kingdom. In September 2003, we contributed $50 million to our primary pension plan in the United States and, in the fourth quarter of 2003, contributed $31 million to various benefit plans, principally in the United Kingdom and Canada. While none of these contributions were required under the applicable funding rules and regulations governing each country, we decided to make the voluntary contributions to further improve the funding of the plans.

We are not required to make contributions to our primary pension plan in the United States in 2005. However, from time to time, we may elect to voluntarily contribute to the plan in order to improve its funded status. Because the decision to voluntarily contribute is based on various market-related factors, including asset values and interest rates, which are used to determine the plan's funded status, we cannot predict whether, or the amount, we may elect to voluntarily contribute in 2005.

We provide postretirement healthcare benefits for certain retired employees. However, these liabilities are significantly less than those associated with our pension plans. Retired employees share a portion of the cost of these benefits. We fund the accrued costs of these plans as benefits are paid. Annual postretirement expense for 2005 was calculated based upon a number of actuarial assumptions, including a healthcare cost trend rate of 10% that declines 100 basis points per year for five years, and thereafter remains constant at 5%. The healthcare cost trend rate is based on our actual medical claims experience and future projections of medical costs. A 1% change in the trend rate would result in an increase or decrease in the benefit obligation for post-retirement benefits of approximately $15 million at December 31, 2004.

In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 ("the Act") was signed into law in the United States. The Act introduces a prescription drug benefit under Medicare (Medicare Part D) as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. We have determined the portions of our U.S. benefit plan that are actuarially equivalent and anticipate that it will be eligible to receive a subsidy beginning in 2006. We assessed and quantified this benefit in the second quarter of 2004 and, in accordance with Canadian Institute of Chartered Accountants (CICA) Handbook Section 3461, Employee Future Benefits and U.S.

Financial Accounting Standards Board ("FASB") Staff Position No. FAS 106-2, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003, have prospectively applied the expected benefit from the subsidy in our determination of benefit plan expense. This benefit reduced the employee benefit plans expense by $1 million in 2004.

SUBSEQUENT EVENTS

As noted in the discussion of contingencies in the section entitled "Cash Flow," in January 2005, we became aware of an inquiry by the SFO in the United Kingdom regarding the refund practices relating to certain duplicate subscription payments made by some of our customers in our Sweet & Maxwell and Gee businesses.

As noted under the section entitled "Related Party Transactions," in February 2005, we entered into a contract with Hewitt Associates Inc. to outsource certain human resources administrative functions in order to improve operating and cost efficiencies. Under the terms of the contract, we expect to pay Hewitt an aggregate of $115 million over five years.

ACCOUNTING CHANGES

Derivatives and Hedging Activity

Effective January 1, 2004, we adopted Accounting Guideline AcG-13, Hedging Relationships, and Emerging Issues Committee (EIC) Abstract 128, Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments. AcG-13 addresses the conditions for applying hedge accounting, including the identification, designation, documentation and effectiveness of hedging relationships. EIC Abstract 128 requires that, with certain exceptions, a freestanding derivative financial instrument that does not qualify for hedge accounting under AcG-13 be recognized in the balance sheet and measured at fair value, with changes in fair value recognized in income.

As a result of the new guidance, certain derivatives previously accounted for as hedges no longer qualify for such treatment under AcG-13. In accordance with AcG-13, the deferred loss on these instruments as of January 1, 2004 of $26 million will be recognized in "Net interest expense and other financing costs" as the hedged items to which these derivatives formerly related are recognized in earnings. The change in the fair value of these derivative instruments subsequent to January 1, 2004 will also be recognized within "Net interest expense and other financing costs." For the year ended December 31, 2004, a net benefit of $1 million was recognized within "Net interest expense and other financing costs" relative to this new guidance. The net amount recognized consisted of amortization of the deferred loss incurred prior to January 1, 2004 of $10 million and the recognition of the change in the fair value of these derivatives, which resulted in income of $11 million.

Asset Retirement Obligations

Effective January 1, 2004, we adopted CICA Handbook Section 3110, Asset Retirement Obligations, with restatement of our prior periods. The new guidance describes how to recognize and measure obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets.

Our only asset retirement obligations are obligations to restore leased facilities upon termination of the leases. For the year ended December 31, 2004, we recorded expense of $2 million related to these obligations. The expense for the prior year was $2 million. Details of the restatements made to previously reported results are discussed in Note 2 to our consolidated financial statements.

Accounting for Income Taxes in Interim Periods

In the first quarter of 2004, we refined the calculation by which we allocate estimated full year income tax expense among interim periods. Previously, the estimated full year effective tax rate for the consolidated results was applied to the relevant interim period's consolidated pre-tax income. Beginning in 2004, we estimate separate annual effective income tax rates for each taxing jurisdiction and individually apply such rates to the interim period's pre-tax income of each jurisdiction. This change was accounted for as a change in estimate. As a result of this change, we recognized less income tax expense in the first half of 2004, and more in the second half of 2004, than we would have under our previous calculation. There was no impact on the full year income tax expense.

Revenue Recognition

EIC Abstract 141, Revenue Recognition, which incorporates the principles and summarizes the guidance in the U.S. Securities and Exchange Commission (SEC) Staff Accounting Bulletin (SAB) 104, Revenue Recognition, became effective January 1, 2004. The Abstract also provides interpretive guidance on the application of CICA Handbook Section 3400, Revenue. Because we previously applied the provisions of SAB 104, the adoption of EIC Abstract 141 did not impact our consolidated financial statements.

Also effective January 1, 2004 was EIC Abstract 142, Revenue Arrangements with Multiple Deliverables. This Abstract addresses the accounting by vendors for arrangements in which the vendor will perform multiple revenue-generating activities. The Abstract conforms Canadian GAAP to U.S. GAAP set forth in Emerging Issues Task Force (EITF) Issue 00-21, also entitled Revenue Arrangements with Multiple Deliverables. Because we previously applied EITF Issue 00-21, the adoption of EIC Abstract 142 did not impact our consolidated financial statements.

Generally Accepted Accounting Principles

Effective for our fiscal year beginning January 1, 2004 was CICA Handbook Section 1100, Generally Accepted Accounting Principles. This Handbook Section establishes standards for financial reporting in accordance with generally accepted accounting principles and clarifies the relative authority of various accounting pronouncements and other sources within Canadian GAAP. This Handbook Section did not impact our consolidated financial statements.

CRITICAL ACCOUNTING POLICIES

The preparation of our financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Our estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The result of our ongoing evaluation of these estimates forms the basis for making judgments about the carrying values of assets and liabilities and the reported amounts of revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions.

Our critical accounting policies are those that we believe are the most important in portraying our financial condition and results, and require the most subjective judgment and estimates on the part of management. A summary of our significant accounting policies, including the critical accounting policies discussed below, is set forth in Note 1 to our consolidated financial statements.

Revenue Recognition

Revenues from subscription-based products, excluding software, generally are recognized ratably over the term of the subscription. Where applicable, we recognize usage fees as earned.

Subscription payments received or receivable in advance of delivery of our products or services are included in our deferred revenue account on our consolidated balance sheet. As we deliver subscription-based products and services to subscribers, we recognize the proportionate share of deferred revenue in our consolidated statement of earnings and our deferred revenue account balance is reduced. Certain incremental costs that are directly related to the subscription revenue are deferred and amortized over the subscription period.

Revenues from sales of products such as books, that are separate and distinct from any other product and carry no further substantive performance obligations on our part after shipment, are recognized when delivery has occurred and significant risks and rewards of ownership have transferred to the customer, provided that the price is fixed or determinable and ultimate collection is reasonably assured. We recognize revenues from sales of discrete products net of estimated returns. Significant judgment is involved in estimating future returns. Estimates are made after taking into account historical experience and current market conditions. If future returns differ from our estimates, the impact would be recorded against future revenues and profits.

For all accounts receivable, we must make a judgment regarding the ability of our customers to pay and, accordingly, we establish an allowance for estimated losses arising from non-payment. We consider customer creditworthiness, current economic trends and our past experience when evaluating the adequacy of this allowance. If future collections differ from our estimates, our future earnings would be affected.

Capitalized Software

A significant portion of our expenditures relates to software that is developed as part of our electronic databases, delivery systems and internal infrastructures, and, to a lesser extent, software sold directly to our customers. During the software development process, our judgment is required to determine the expected period of benefit over which capitalized costs should be amortized. Due to rapidly changing technology and the uncertainty of the software development process itself, our future results could be affected if our current assessment of our various projects differs from actual performance.

Identifiable Intangible Assets and Goodwill

We account for our business acquisitions using the purchase method of accounting. We allocate the total cost of an acquisition to the underlying net assets based on their respective estimated fair values. As part of this allocation process, we must identify and attribute values and estimated lives to the intangible assets acquired. These determinations involve significant estimates and assumptions, including those with respect to future cash inflows and outflows, discount rates and asset lives, and therefore require considerable judgment. These determinations will affect the amount of amortization expense recognized in future periods.

We review the carrying values of identifiable intangible assets with indefinite lives and goodwill at least annually to assess impairment because these assets are not amortized. Additionally, we review the carrying value of any intangible asset or goodwill whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. Examples of such events or changes in circumstances include significant negative industry or economic trends, significant changes in the manner of our use of the acquired assets or our strategy, a significant decrease in the market value of the asset, or a significant change in legal factors or in the business climate that could affect the value of the asset.

We assess impairment by comparing the fair value of an identifiable intangible asset or goodwill with its carrying value. The determination of fair value involves significant management judgment. Impairments are expensed when incurred. Specifically, we test for impairment as follows:

Identifiable intangible assets with finite lives:

We compare the expected undiscounted future operating cash flows associated with the asset to its carrying value to determine if the asset is recoverable. If the expected future operating cash flows are not sufficient to recover the carrying value, we estimate the fair value of the asset. Impairment is recognized when the carrying amount of the asset is not recoverable and when the carrying value exceeds fair value.

Identifiable intangible assets with indefinite lives:

Selected tradenames comprise the balance of our identifiable intangible assets with indefinite lives. We determine the fair values of our intangible assets with indefinite lives using an income approach, the relief from royalties method. Impairment is recognized when the carrying amount exceeds fair value.

Goodwill:

We test goodwill for impairment on a "reporting unit" level. A reporting unit is a group of businesses: (a) for which discrete financial information is available; and (b) that have similar economic characteristics. We test goodwill for impairment using the following two-step approach:

  •
  In the first step, we determine the fair value of each reporting unit. If the fair value of a reporting unit is less than its carrying value, this is an indicator that the goodwill assigned to that reporting unit might be impaired, which requires performance of the second step.

  •
  In the second step, we allocate the fair value of the reporting unit to the assets and liabilities of the reporting unit as if it had just been acquired in a business combination, and as if the purchase price was equivalent to the fair value of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is referred to as the implied fair value of goodwill. We then compare that implied fair value of the reporting unit's goodwill to the carrying value of that goodwill. If the implied fair value is less than the carrying value, we recognize an impairment loss for that excess.

We determine the fair value of our reporting units based on a combination of various techniques, including the present value of future cash flows and earnings multiples of competitors.

As the valuation of identifiable intangible assets and goodwill requires significant estimates and judgment about future performance and fair values, our future results could be affected if our current estimates of future performance and fair values change.

Income Taxes

We are required to estimate our income taxes in each of the jurisdictions in which we operate. For interim periods, we provide income taxes based on our estimate of how much we will earn in each jurisdiction for the full year. To the extent that our forecasts differ from actual results, we must true-up our estimates of income tax expense. Actual amounts of income tax expense only become final upon filing and acceptance of the tax return by the relevant authorities, which occur subsequent to the issuance of the financial statements. To the extent our estimates differ from the final tax return, our earnings would be affected in a subsequent period.

Estimation of income taxes includes estimating a value for our existing net operating losses based on our assessment of our ability to utilize them against future taxable income before they expire. Our assessment is based upon existing tax laws and estimates of future taxable income. If our assessment of our ability to use our net operating losses proves inaccurate in the future, we might be required to recognize more or less of the net operating losses as assets, which would decrease or increase our income tax expense in the relevant year. This would affect our earnings in that year.

Our accounting for income taxes requires us to exercise judgment for issues relating to known matters under discussion with tax authorities and transactions yet to be settled. As a result, we maintain a tax liability for contingencies and regularly assess the adequacy of this tax liability. We record liabilities for known tax contingencies when, in our judgment, it is probable that a liability has been incurred. It is reasonably possible that actual amounts payable resulting from audits by tax authorities could be materially different from the liabilities we have recorded due to the complex nature of the tax legislation that affects us.

Employee Future Benefits

The determination of the cost and obligations associated with our employee future benefits requires the use of various assumptions. We must select assumptions such as the expected return on assets available to fund pension obligations, the discount rate to measure obligations, the projected age of employees upon retirement, the expected rate of future compensation and the expected healthcare cost trend rate. These assumptions are re-evaluated each year, and variations between the actual results and the results based on our assumptions for any period will affect reported amounts in future periods. We retain an independent actuarial expert to prepare the calculations and to advise us on the selection of assumptions. See further discussion under the section entitled "Employee Future Benefits".

RECENTLY ISSUED ACCOUNTING STANDARDS

The Accounting Standards Board and the Emerging Issues Committee, or EIC, of the CICA, have recently issued the following accounting standards that are applicable to the our activities in future periods.

Consolidation of Variable Interest Entities

In June 2003, the CICA issued Accounting Guideline 15, Consolidation of Variable Interest Entities, which requires the consolidation of certain entities that are subject to control on a basis other than the ownership of voting interest. This Guideline provides guidance for determining when an enterprise includes the assets, liabilities and results of operations of a variable interest entity in its consolidated financial statements. The guidance related to consolidation requirements is effective for periods beginning on or after November 1, 2004. We have assessed the impact of AcG-15 and the adoption will not have an impact on the consolidated financial statements.

Financial Instruments and Comprehensive Income

In January 2005, the CICA approved the issuance of Handbook Section 1530, Comprehensive Income; Handbook Section 3855, Financial Instruments — Recognition and Measurement; and Handbook Section 3865, Hedges. The new Handbook Sections are effective for interim and annual financial statements relating to fiscal years beginning after October 1, 2006. Consequently, the mandatory effective date for us is January 1, 2007.

These new Handbook Sections provide comprehensive requirements for the recognition and measurement of financial instruments, as well as standards on when and how hedge accounting may be applied. Additionally, the handbook sections introduce a new component of equity referred to as comprehensive income. For the most part, the new standards harmonize Canadian GAAP with standards previously issued by the U.S. Financial Accounting Standards Board (FASB).

Handbook Section 1530 requires companies to disclose comprehensive income, which includes, in addition to net income, other comprehensive income consisting of primarily unrealized gains and losses that bypass the traditional earnings statement and are recorded directly into shareholders' equity. The components of other comprehensive income consist of unrealized gains and losses related to the translation of foreign currency financial statements, certain deferred gains and losses from hedging activity, and unrealized gains and losses on certain investment securities. While we are in the process of assessing the impact of these standards, we do not expect that their adoption will have a material impact on our consolidated statement of earnings and retained earnings.

ADDITIONAL INFORMATION

Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in applicable U.S. and Canadian securities law) as of the end of the period covered by this management's discussion and analysis, have concluded that our disclosure controls and procedures are effective to ensure that all information required to be disclosed by our company in reports that it files or furnishes under the U.S. Securities Exchange Act and applicable Canadian securities law is (i) recorded, processed, summarized and reported within the time periods specified in the rules and forms of the U.S. Securities and Exchange Commission and Canadian securities regulatory authorities and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Changes in Internal Controls over Financial Reporting

There was no change in our company's internal control over financial reporting that occurred during our last fiscal year that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Share Capital

As of February 22, 2005, we had outstanding 655,201,616 common shares and 6,000,000 Series II preference shares.

Public Securities Filings

You may access other information about our company, including our annual information form and our other disclosure documents, reports, statements or other information that we file with the Canadian securities regulatory authorities through SEDAR at www.sedar.com and in the United States with the SEC through EDGAR at www.sec.gov.

Forward-Looking Statements

Certain information in this management's discussion and analysis, particularly under the heading "2005 Financial Outlook," are forward-looking statements that are not historical facts but reflect our current expectations regarding future results. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Some of the factors that could cause actual results or events to differ materially from current expectations are: actions of our competitors; failure of our significant investments in technology to increase our revenues or decrease our operating costs; failure to fully derive anticipated benefits from our acquisitions; failure to develop additional products and services to meet our customers' needs, attract new customers or expand into new geographic markets; failures or disruptions of our electronic delivery systems or the Internet; failure to meet the special challenges involved in expansion of our operations outside North America; failure to recruit and retain high quality management and key employees; consolidation of our customers; increased self-sufficiency of our customers; increased accessibility to free or relatively inexpensive information sources; failure to maintain the availability of information obtained through licensing arrangements and changes in the terms of our licensing arrangements; changes in the general economy; inadequate protection of our intellectual property rights; an increase in our effective income tax rate; and impairment of goodwill and identifiable intangible assets. Additional factors are discussed in our materials filed with the securities regulatory authorities in Canada and the United States from time to time, including our annual information form, which is contained in our current annual report on Form 40-F. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

RECONCILIATIONS

RECONCILIATION OF ADJUSTED EBITDA TO NET EARNINGS AND ADJUSTED OPERATING PROFIT TO OPERATING PROFIT

(millions of U.S. dollars)
(unaudited)

	For the Year Ended December 31, 2004
	Legal & Regulatory	Learning	Financial	Scientific & Healthcare	Corporate and Other	Ongoing	Disposals	Total
Adjusted EBITDA	1,085	521	480	251	(86)	2,251	(4)	2,247
Less:
Depreciation	(203)	(194)	(182)	(29)	(12)	(620)	—	(620)

Adjusted operating profit	882	327	298	222	(98)	1,631	(4)	1,627
Less:
Amortization	(106)	(69)	(82)	(29)	—	(286)	—	(286)

Operating profit	776	258	216	193	(98)	1,345	(4)	1,341

Net other income								24
Net interest expense and other financing costs								(235)
Income taxes								(267)
Equity in net losses of associates, net of tax								—

Earnings from continuing operations								863
Earnings from discontinued operations, net of tax								148

Net earnings								1,011

	For the Year Ended December 31, 2003
	Legal & Regulatory	Learning	Financial	Scientific & Healthcare	Corporate and Other	Ongoing	Disposals	Total
Adjusted EBITDA	979	520	403	217	(83)	2,036	4	2,040
Less:
Depreciation	(182)	(184)	(175)	(31)	(14)	(586)	(1)	(587)

Adjusted operating profit	797	336	228	186	(97)	1,450	3	1,453
Less:
Amortization	(106)	(83)	(64)	(26)	—	(279)	—	(279)

Operating profit	691	253	164	160	(97)	1,171	3	1,174

Net other income								74
Net interest expense and other financing costs								(252)
Income taxes								(150)
Equity in net losses of associates, net of tax								(13)

Earnings from continuing operations								833
Earnings from discontinued operations, net of tax								32

Net earnings								865

(millions of U.S. dollars)
(unaudited)

	For the Three Months Ended December 31, 2004
	Legal & Regulatory	Learning	Financial	Scientific & Healthcare	Corporate and Other	Ongoing	Disposals	Total
Adjusted EBITDA	334	184	140	117	(37)	738	(1)	737
Less:
Depreciation	(58)	(51)	(48)	(8)	(1)	(166)	—	(166)

Adjusted operating profit	276	133	92	109	(38)	572	(1)	571
Less:
Amortization	(28)	(17)	(23)	(8)	—	(76)	—	(76)

Operating profit	248	116	69	101	(38)	496	(1)	495

Net other expense								(4)
Net interest expense and other financing costs								(59)
Income taxes								(119)
Equity in net earnings of associates, net of tax								1

Earnings from continuing operations								314
Earnings from discontinued operations, net of tax								124

Net earnings								438

	For the Three Months Ended December 31, 2003
	Legal & Regulatory	Learning	Financial	Scientific & Healthcare	Corporate and Other	Ongoing	Disposals	Total
Adjusted EBITDA	322	219	102	97	(34)	706	1	707
Less:
Depreciation	(48)	(53)	(44)	(8)	(3)	(156)	(1)	(157)

Adjusted operating profit	274	166	58	89	(37)	550	—	550
Less:
Amortization	(26)	(20)	(17)	(6)	—	(69)	—	(69)

Operating profit	248	146	41	83	(37)	481	—	481

Net other expense								(5)
Net interest expense and other financing costs								(60)
Income taxes								(17)
Equity in net losses of associates, net of tax								(1)

Earnings from continuing operations								398
Loss from discontinued operations, net of tax								(2)

Net earnings								396

RECONCILIATION OF ADJUSTED EBITDA MARGIN AND ADJUSTED OPERATING PROFIT MARGIN TO
OPERATING PROFIT MARGIN
(as a percentage of revenue)

(unaudited)

	For the Three Months Ended December 31, 2004
	Legal & Regulatory		Learning		Financial		Scientific & Healthcare		Ongoing		Disposals		Total
Adjusted EBITDA	35.3%		28.6%		29.5%		43.0%		31.7%		(50.0%	)	31.7%
Less:
Depreciation	(6.1%	)	(7.9%	)	(10.1%	)	(2.9%	)	(7.1%	)	—		(7.2%	)

Adjusted operating profit	29.2%		20.7%		19.4%		40.1%		24.6%		(50.0%	)	24.5%
Less:
Amortization	(3.0%	)	(2.7%	)	(4.8%	)	(3.0%	)	(3.3%	)	—		(3.2%	)

Operating profit	26.2%		18.0%		14.6%		37.1%		21.3%		(50.0%	)	21.3%

	For the Three Months Ended December 31, 2003
	Legal & Regulatory		Learning		Financial		Scientific & Healthcare		Ongoing		Disposals		Total
Adjusted EBITDA	35.7%		35.7%		26.6%		40.2%		33.2%		33.3%		33.2%
Less:
Depreciation	(5.3%	)	(8.7%	)	(11.5%	)	(3.3%	)	(7.4%	)	(33.3%	)	(7.4%	)

Adjusted operating profit	30.4%		27.0%		15.1%		36.9%		25.8%		—		25.8%
Less:
Amortization	(2.9%	)	(3.2%	)	(4.4%	)	(2.5%	)	(3.2%	)	—		(3.2%	)

Operating profit	27.5%		23.8%		10.7%		34.4%		22.6%		—		22.6%

	For the Year Ended December 31, 2004
	Legal & Regulatory		Learning		Financial		Scientific & Healthcare		Ongoing		Disposals		Total
Adjusted EBITDA	32.0%		24.0%		27.7%		30.0%		27.8%		(100.0%	)	27.7%
Less:
Depreciation	(6.0%	)	(9.0%	)	(10.5%	)	(3.4%	)	(7.6%	)	—		(7.6%	)

Adjusted operating profit	26.0%		15.0%		17.2%		26.6%		20.2%		(100.0%	)	20.1%
Less:
Amortization	(3.1%	)	(3.1%	)	(4.7%	)	(3.5%	)	(3.6%	)	—		(3.5%	)

Operating profit	22.9%		11.9%		12.5%		23.1%		16.6%		(100.0%	)	16.6%

	For the Year Ended December 31, 2003
	Legal & Regulatory		Learning		Financial		Scientific & Healthcare		Ongoing		Disposals		Total
Adjusted EBITDA	31.2%		25.3%		26.7%		28.6%		27.4%		22.2%		27.4%
Less:
Depreciation	(5.8%	)	(8.9%	)	(11.6%	)	(4.1%	)	(7.9%	)	(5.5%	)	(7.9%	)

Adjusted operating profit	25.4%		16.4%		15.1%		24.5%		19.5%		16.7%		19.5%
Less:
Amortization	(3.4%	)	(4.1%	)	(4.2%	)	(3.4%	)	(3.7%	)	—		(3.7%	)

Operating profit	22.0%		12.3%		10.9%		21.1%		15.8%		16.7%		15.8%

RECONCILIATION OF RETURN ON INVESTED CAPITAL (ROIC) TO GAAP MEASURES
(unaudited)

	For the Year Ended or As of December 31,
(millions of U.S. dollars)
	2004	2003	2002
Calculation of Adjusted Operating Profit After Taxes
Operating profit	1,341	1,174
Add:
Amortization	286	279
Adjusted operating profit of discontinued operations	34	68

Adjusted operating profit — including discontinued operations	1,661	1,521
Cash taxes paid (continuing operations)	(285)	(237)

Post-tax adjusted operating profit	1,376	1,284

Calculation of Adjusted Invested Capital
Equity	9,962	9,193	8,961
Total debt	4,315	4,255	4,121

Invested capital	14,277	13,448	13,082
Adjustments:
Cash and other investments(1)	(420)	(696)	(724)
Debt swaps(2)	(192)	(199)	161
Current and long-term deferred taxes(1)	1,356	1,427	1,413
Accumulated amortization and non-cash goodwill(3)	1,586	1,336	990
Present value of operating leases(4)	832	879	819
Historical intangible asset write-downs(5)	147	248	336
Other(1)	1,125	1,072	1,151

Adjusted invested capital	18,711	17,515	17,228

Average Invested Capital	18,113	17,372
Return on Invested Capital	7.6%	7.4%

(1)
Items excluded as not deemed components of invested capital; "Other" primarily consists of non-current liabilities.

(2)
Exclude debt swaps as balances are financing rather than operating related.

(3)
Exclude accumulated amortization as only gross identifiable intangible assets and goodwill cost is considered component of invested capital. Exclude goodwill arising from adoption of CICA 3465. This goodwill was created via deferred tax liability instead of cash purchase price.

(4)
Present value of operating leases deemed component of invested capital.

(5)
Add back write-downs that were not cash transactions

QUARTERLY INFORMATION (UNAUDITED)

The following table presents a summary of our segments and consolidated operating results for each of the eight quarters ended March 31, 2003 through December 31, 2004.

The following table includes measurements for Adjusted EBITDA and Adjusted operating profit which do not have any standardized meaning prescribed by Canadian GAAP. These measurements are used by management to evaluate performance. A further discussion of these performance measures and a reconciliation of them to our statement of earnings and retained earnings for the year ended December 31, 2004 are included in this management's discussion and analysis.

	Quarter ended March 31		Quarter ended June 30		Quarter ended September 30		Quarter ended December 31
(millions of U.S. dollars)
	2004	2003	2004	2003	2004	2003	2004	2003
Revenues
Legal & Regulatory	774	675	833	768	840	793	946	902
Learning	351	327	428	397	752	714	643	614
Financial	389	380	416	375	455	372	474	383
Scientific & Healthcare	177	169	200	181	187	169	272	241
Eliminations	(11)	(10)	(11)	(12)	(11)	(8)	(10)	(12)

	1,680	1,541	1,866	1,709	2,223	2,040	2,325	2,128
Disposals(1)	2	7	—	4	—	4	2	3

	1,682	1,548	1,866	1,713	2,223	2,044	2,327	2,131

Adjusted EBITDA
Legal & Regulatory	208	151	271	244	272	262	334	322
Learning	(16)	(23)	51	46	302	278	184	219
Financial	101	94	111	101	128	106	140	102
Scientific & Healthcare	30	34	54	46	50	40	117	97
Corporate and other	(13)	(10)	(19)	(24)	(17)	(15)	(37)	(34)

	310	246	468	413	735	671	738	706
Disposals(1)	(3)	2	—	1	—	—	(1)	1

	307	248	468	414	735	671	737	707

Adjusted operating profit (loss)(2)
Legal & Regulatory	160	108	223	200	223	215	276	274
Learning	(54)	(57)	11	9	237	218	133	166
Financial	58	49	68	59	80	62	92	58
Scientific & Healthcare	23	27	47	37	43	33	109	89
Corporate and other(1)	(17)	(14)	(22)	(27)	(21)	(19)	(38)	(37)

	170	113	327	278	562	509	572	550
Disposals(1)	(3)	2	—	1	—	—	(1)	—

	167	115	327	279	562	509	571	550

The following table includes measurements for Adjusted earnings and Adjusted earnings per common share which do not have any standardized meaning prescribed by Canadian GAAP. These measurements are used by management to evaluate performance. A further discussion of these performance measures and a reconciliation of them to our statement of earnings and retained earnings are included in this management's discussion and analysis.

	Quarter ended March 31		Quarter ended June 30		Quarter ended September 30		Quarter ended December 31
(millions of U.S. dollars, except per common share amounts)
	2004	2003	2004	2003	2004	2003	2004	2003
Earnings from continuing operations	41	39	180	101	328	295	314	398
Discontinued operations, net of tax	(4)	8	12	14	16	12	124	(2)

Net earnings	37	47	192	115	344	307	438	396
Dividends declared on preference shares	(1)	(5)	(1)	(2)	—	(1)	(1)	(1)
Net gain on redemption of Series V preference shares	—	24	—	(3)	—	—	—	—

Earnings attributable to common shares	36	66	191	110	344	306	437	395

Basic and fully diluted earnings (loss) per common share(3)
From continuing operations	$0.06	$0.09	$0.27	$0.15	$0.50	$0.45	$0.48	$0.61
From discontinued operations	(0.01)	0.01	0.02	0.02	0.02	0.02	0.19	(0.01)

	$0.05	$0.10	$0.29	$0.17	$0.52	$0.47	$0.67	$0.60

Supplemental information
Earnings attributable to common shares as above	36	66	191	110	344	306	437	395
Adjust: one-time items, net of tax, resulting from other (income) expense, net gain on redemption of Series V preference shares, tax settlements, and tax rate normalization, net	(17)	(81)	(29)	3	(20)	(14)	11	(59)
Discontinued operations	4	(8)	(12)	(14)	(16)	(12)	(124)	2

Adjusted earnings (loss) from continuing operations	23	(23)	150	99	308	280	324	338

Adjusted basic and diluted earnings (loss) per common share from continuing operations	$0.04	($0.04)	$0.23	$0.15	$0.47	$0.43	$0.49	$0.52

(1)
Disposals include the results of businesses sold or held for sale that do not qualify as discontinued operations.

(2)
Before amortization.

(3)
Per common share amounts for the quarter are computed independently and, due to the computation formula, the sum of the quarters may not equal the year-to-date period. Please see the section entitled "Seasonality."

SELECTED FINANCIAL DATA

The following tables present selected financial data for the three most recent years and are derived from our consolidated financial statements.

(US$ in millions except per share amounts) For the years ended or as at December 31	2004	2003	2002
Revenues	$8,098	$7,436	$7,270
Earnings from continuing operations	$863	$833	$541
Earnings from discontinued operations, net of tax	148	32	63

Net earnings	$1,011	$865	$604

Basic and fully diluted earnings per common share:	$1.54	$1.34	$0.91

Total assets	$19,643	$18,685	$18,556
Total long-term liabilities	$6,598	$6,347	$6,390
Total shareholders' equity	$9,962	$9,193	$8,961
Dividends per common share — ordinary (US$)	$0.755	$0.725	$0.705
Dividends per common share — special (US$)	—	$0.428	—
Dividends per Series II preferred share (Cdn$)	$0.70	$0.82	$0.73
Dividends per Series V preferred share (Cdn$) 1	—	$0.32	$1.00

Supplemental Information (unaudited)

(US$ in millions except per common share amounts) For the years ended December 31	2004	2003	2002
Earnings attributable to common shares	$1,008	$877	$585
Adjustments:
One time items:
Net other expense (income)	(24)	(74)	35
Restructuring charges	—	—	4
Tax on above items	10	8	—
Release of tax credits	(41)	(64)	—
BGM goodwill impairment	—	—	67
Net gain on redemption of Series V preference shares	—	(21)	—
Earnings from discontinued operations	(148)	(32)	(63)

Adjusted earnings from continuing operations 2	$805	$694	$628

Adjusted basic and fully diluted earnings per common share from continuing operations 2	$1.23	$1.06	$0.98

(1)
Redeemed in April 2003.

(2)
Non-GAAP financial measure. See the "Reconciliations" section of this management's discussion and analysis.

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MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003 AND AS OF DECEMBER 31, 2004 AND 2003
MANAGEMENT'S DISCUSSION AND ANALYSIS